Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 20, 2016

Registration No. 333-213421

This free writing prospectus should be read together with the issuer’s registration statement on Form S-1 (File No. 333-213421) (including the prospectus therein), as amended. The following information supplements and updates the information contained in the registration statement.

September 20, 2016 Press Release

AmpliPhi Biosciences Provides Update on

Phase 1 Trial in Chronic Rhinosinusitis Patients

Through the second of three cohorts, AB-SA01 was well tolerated, improved symptoms and even eliminated Staphylococcus aureus (S. aureus) infections in some patients

San Diego, September 20, 2016 – AmpliPhi Biosciences Corporation (NYSEMKT: APHB), a biotechnology company focused on the discovery, development and commercialization of novel phage therapeutics, today announced an update on the progress of its ongoing Phase 1 clinical trial for the treatment of S. aureus infections in patients suffering from chronic rhinosinusitis with AmpliPhi’s proprietary and investigational phage cocktail AB-SA01.

The Phase 1 clinical trial was initiated in January 2016 and is being conducted at the Queen Elizabeth Hospital in collaboration with the University of Adelaide and Flinders University. A total of nine patients are expected to be dosed in the trial, in three equal cohorts: Cohort 1—low dose, twice daily for seven days; Cohort 2—low dose, twice daily for 14 days; and Cohort 3—high dose, twice daily for 14 days. To date, seven patients have completed dosing and the final two patients are expected to be enrolled shortly. We expect to report topline results and final results from this trial later this year.

The preliminary safety results for the first seven patients indicate AB-SA01 was well tolerated; no body temperature variability throughout the treatment period and no difference in blood panels before and after dosing was observed. No drug-related serious adverse events were reported.

The primary outcome of eradication of S. aureus was achieved in two of the three patients in Cohort 2 and zero of three patients in Cohort 1. In both Cohorts 1 and 2, patients reported improvements in symptoms, as measured on days 0, 7 and 14 by Visual Analogue Scale (VAS) and Sino-Nasal Outcome Test (SNOT-22) score. In Cohort 2, there have been improvements post treatment in endoscopic video examinations using the Lund Kennedy Score.

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About AmpliPhi Biosciences

AmpliPhi Biosciences Corporation (NYSEMKT:APHB) is a biotechnology company focused on the development and commercialization of novel bacteriophage-based antibacterial therapeutics. AmpliPhi's product development programs target infections that are often resistant to existing antibiotic treatments. AmpliPhi is currently conducting a Phase 1 clinical trial of AB-SA01 for the treatment of S. aureus in chronic rhinosinusitis patients and another Phase 1 clinical trial to evaluate the safety of AB-SA01 when administered topically to the intact skin of healthy adults. AmpliPhi is also developing bacteriophage therapeutics targeting Pseudomonas aeruginosa and Clostridium difficile in collaboration with a number of leading organizations focused on the advancement of bacteriophage-based therapies.

About Bacteriophage

Bacteriophage are naturally occurring viruses that are highly specific for the bacterial hosts they infect. They can rapidly kill their host, amplifying themselves in the process. Bacteriophage are unaffected by antibiotic resistance and are able to disrupt bacterial biofilms. Such biofilms are a major line of defense for bacteria, contributing to antibiotic resistance. Bacteriophage are able to penetrate biofilms and replicate locally to high levels, to produce strong local therapeutic effects.

Forward Looking Statements

Statements in this press release that are not statements of historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, the expected timing for reporting topline and final results from AmpliPhi’s ongoing AB-SA01 trial for the treatment of S. aureus infections in patients suffering from chronic rhinosinusitis, the potential use of bacteriophages to treat bacterial infections, including infections that do not respond to antibiotics, and AmpliPhi’s development of bacteriophage-based therapies. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “will,” “may,” “goal,” “potential” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements necessarily contain these identifying words. These forward-looking statements are based upon AmpliPhi’s current expectations and involve a number of risks and uncertainties, including the risks and uncertainties described in AmpliPhi’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, as filed with the Securities and Exchange Commission. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and AmpliPhi undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by law.

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The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. The registration statement can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/921114/000114420416123796/v448721_s1a.htm. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may obtain these documents for free by visiting the SEC’s website at www.sec.gov, or alternatively from the offices of Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, CA 92660, or by telephone at (800) 678-9147.